06051183

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED NOV 2 8 2006 SEC PROCESSING SECTION WASH. D.C. 210

SEC FILE NUMBER
8-66669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chadwick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1845 Walnut St. 10th floor
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna M. Zanghi 215 546-5005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street, Suite 3100 Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 0 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donna M. Zanghi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chadwick Securities, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice-President and Chief Financial & Operations Principal
Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LAURA J. MOORE. Notary Public
City of Philadelphia, Phila. County
My Commission Expires July 12, 2008

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chadwick Securities, Inc.

Report Pursuant to Rule 17a-5
and
Report of Independent Certified Public Accountants

September 30, 2006

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report Of Independent Certified Public Accountants

Stockholder and Board of Directors
Chadwick Securities, Inc.

We have audited the accompanying statement of financial condition of Chadwick Securities, Inc. (the Company) as of September 30, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chadwick Securities, Inc. as of September 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Philadelphia, Pennsylvania
November 10, 2006

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

CHADWICK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS		
Cash	$	33,783
Due from affiliate		16,696
Other assets		4,444
	$	54,923
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	1,285
Accrued liabilities		8,065
Total liabilities		9,350
Stockholder's Equity		
Common stock, $.01 par value, 1,000 shares authorized, issued and outstanding		10
Additional paid-in capital		131,573
Accumulated deficit		(86,010)
Total stockholder's equity		45,573
	$	54,923

The accompanying notes are an integral part of this statement

CHADWICK SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

REVENUE	$ 271
EXPENSES:	
Filing fees	12,949
General and administrative	1,491
Legal and professional fees	33,536
	47,976
Loss before income tax benefit	(47,705)
Income tax benefit	16,696
NET LOSS	$ (31,009)

The accompanying notes are an integral part of this statement

CHADWICK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2006

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance at October 1, 2005	$ 10	$ 121,573	$ (55,001)	$ 66,582
Capital contribution from Parent	–	10,000	–	10,000
Net loss	–	–	(31,009)	(31,009)
Balance at September 30, 2006	$ 10	$ 131,573	$ (86,010)	$ 45,573

The accompanying notes are an integral part of this statement

CHADWICK SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2006

OPERATING ACTIVITIES:	
Net loss	$ (31,009)
Change in operating assets and liabilities:	
Decrease in due from affiliate	7,978
Increase in other assets	(3,774)
Increase in accounts payable and accrued liabilities	9,350
Net cash used in operating activities	(17,455)
FINANCING ACTIVITIES:	
Capital contributions from Parent	10,000
Net cash provided by financing activities	10,000
Decrease in cash	(7,455)
Cash at beginning of year	41,238
Cash at end of year	$ 33,783
SUPPLEMENTAL INFORMATION:	
Income taxes paid	$ –
Interest paid	$ –

The accompanying notes are an integral part of this statement

NOTES TO FINANCIAL STATEMENTS
September 30, 2006

Note 1 - Organization and Nature of Operations

Chadwick Securities, Inc., a Delaware Corporation (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly owned subsidiary of RAI Ventures, Inc. ("Parent"), which is a wholly-owned subsidiary of Resource America, Inc. ("RAI"), a publicly traded, specialized asset management company (Nasdaq: REXI) operating in the financial fund management, real estate and commercial finance sectors.

The Company, which has not yet commenced operations, was organized and will operate as a broker dealer for the sale of direct participation programs in limited or general partnerships. The direct participation programs may be involved in any type of business activity, including but not limited to, commercial finance, real estate, and issuers of collateral debt obligations or other non-conventional investments. RAI subsidiaries will serve as general partners of these partnerships. The Company has advised the NASD of its intention to expand its business operations to include the sale of securities of financial services companies, including but not limited to banks, thrifts, REITs, and insurance companies, such as trust preferred securities, subordinated debt, convertible debt and preferred stock in private placements. The NASD has concluded that the intended expansion does not constitute a material change in the Company's business operations and the Company may proceed with the expanded business operations without filing an NASD Rule 1017 application. In September 2006, the Company commenced its broker dealer operations in conjunction with the preparation of a registration filing for a public offering filed on October 2, 2006. This offering for which the Company will serve as the dealer-manager is sponsored by a commercial finance subsidiary of RAI. The offering period is expected to commence in the next fiscal quarter upon regulatory approval. As such, the Company does not consider itself a development stage enterprise and has not provided disclosures required for such an organization.

Note 2 - Summary of Significant Accounting Policies

Classification

Management believes that, consistent with the financial statement presentation of other broker dealers, it is more appropriate to present its balance sheet on a non-classified basis, which does not segregate assets and liabilities into current and non-current categories.

Income Taxes

The Company is included in the consolidated federal income tax return of RAI and its subsidiaries. Generally, the consolidated current federal income tax liability is settled between the Company and RAI as if the Company had filed a separate return. The benefit for income taxes is a calculation based on the estimated federal statutory income tax rate of 35% and the Company's pretax book loss. As of September 30, 2006, the tax benefit allocated to the Company was $16,696 and was recorded as a due from Parent.

Use of Estimates

Preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 - Summary of Significant Accounting Policies – (Continued)

Operating and Administrative Costs

The Company entered into an agreement with RAI under which RAI assumed responsibility for contributing capital to cover legal, accounting and operating expenses, as well as certain administrative expenses for the Company. During the year ended September 30, 2006, RAI contributed $10,000 to cover such costs.

Comprehensive Loss

Comprehensive loss includes net loss and all other changes in the equity of a business during a period from transactions and other events and circumstances from non-owner sources. The Company has no components of comprehensive loss other than net loss for the year ended September 30, 2006.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument for which it is practicable to estimate fair value.

For cash and payables, the carrying amounts approximate fair value because of the short maturity of these instruments.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of periodic temporary investments of cash. The Company typically deposits such cash with high quality financial institutions. At September 30, 2006, the Company had a deposit of $33,783 in one financial institution, none of which was in excess of amounts insured by the Federal Deposit Insurance Corporation.

Note 3 – Certain Relationships and Related Party Transactions

In the ordinary course of its business operations, the Company has ongoing transactions with its Parent (see Note 1).

Note 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness (at September 30, 2006) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The following summarizes the Company's compliance with these regulations.

	2006
Net capital	$ 24,433
Required net capital	$ 5,000
Excess net capital	$ 19,433
Net capital ratio	.38 to 1

Note 5 – Regulatory Exemptions

The Company has been designated as an exempt broker-dealer under exemption (k)(2)(i) of the Securities and Exchange Commission Rule 15c3-3 and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

SUPPLEMENTARY INFORMATION

Report of Independent Certified Public Accountants on Supplementary
Information Required by Rule 17a-5 of The Securities And Exchange Commission

To the Stockholder
Chadwick Securities, Inc.

We have audited the accompanying financial statements of Chadwick Securities, Inc. as of and for the year ended September 30, 2006 and have issued our report thereon dated November 10, 2006. Our audit was conducted for the purpose of fanning an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion., is fairly stated in material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
November 10, 2006

CHADWICK SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2006

NET CAPITAL:		
Total stockholder's equity	$	45,573
Deductions and/or changes:		
Non-allowable assets - due from affiliate and other assets		21,140
Total deductions and/or changes		21,140
Net capital	$	24,433

CHADWICK SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

September 30, 2006

AGGREGATE INDEBTEDNESS	
Items included in the statement of financial condition:	
Accounts payable and accrued liabilities	$ 9,350
Total aggregate indebtedness	$ 9,350
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 623
Minimum dollar net capital required	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 19,433
Excess net capital at 1000% less 10% of aggregate indebtedness	$ 23,498
Ratio: Aggregate indebtedness to net capital	.38 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form X-17A-5 as of September 30, 2006)	
Net capital, as reported in Company's Part II (unaudited) Focus Report	$ 24,433
Audit adjusting journal entries	–
Net capital (see page 11)	$ 24,433

Report of Independent Certified Public Accountants on Internal Control Required
by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption for SEC Rule 15c3-3

To the Stockholder
Chadwick Securities, Inc.

In planning and performing our audit of the financial statements and the supplemental schedule of Chadwick Securities, Inc. (the Company) for the year ended September 30, 2006, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Resave System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimate and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors of fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Commission Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Commission Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
November 10, 2006